February 24, 2020

Via EDGAR Correspondence Filing

Christopher Bellacicco

Jacob Sandoval

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Amplify ETF Trust
(Amplify Seymour Cannabis ETF (the “Fund”) )
485APOS -- File No. 333-207937

Dear Mr. Bellacicco and Mr. Sandoval:

We received your comments provided by telephone conference on February 13, 2020 regarding the Registration Statement on Form N-1A for the above captioned Fund (the “Registration Statement”). This letter serves to respond to those comments. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Accounting Comment

1. We noted that in the Fund’s financial statements the Fund’s securities lending revenue is being used to reduce the operating expenses of the Fund. Please provide the basis for that use of proceeds. Please note that the 1997-04 Dear CFO letter issued by the staff provides guidance regarding the proper treatment of securities lending revenue. Please also properly characterize securities lending revenue in the fee table provided in the prospectus.

Response: The Fund confirms that in future filings the Fund’s financial statements will be revised to reflect the proper treatment of the Fund’s securities lending revenue. The fee table disclosure included in the prospectus will also be revised as set forth on Exhibit A to this letter.

Disclosure Comments

2. The disclosure in the “Portfolio Turnover” paragraph on page 3 of the prospectus references the portfolio turnover over the “fiscal period.” Please revise that reference to “fiscal year.”

Response: The Fund has revised the disclosure as requested.

3. On page 4 of the prospectus the disclosure indicates that the Fund may investment up to 20% of its assets on a notional basis in certain derivative instruments. Please note that for purposes of the Fund’s 80% investment policy concerning cannabis assets, only the marked-to-market value of such derivative instruments should be included within the 80% test.

Response: The Fund has revised the prospectus to reflect that position.

4. On page 4 of the prospectus the disclosure indicates that the Fund may invest in cannabis-related total return swaps. To invest in such assets the Fund will need to file as an amendment to the registration statement an opinion of qualified counsel that indicates that such an investment is consistent with the requirements of federal law concerning cannabis.

Response: Pursuant to a prior commitment made by the Fund to the staff, the Fund will provide an opinion of counsel regarding the Fund’s ability to legally invest in cannabis-related assets on the one-year anniversary of the opinion of counsel filed with the Securities and Exchange Commission. In response to the Staff’s current request, such opinion will be expanded to address the Fund’s potential investment in total return swaps, as applicable. The Fund will not make derivatives investments in companies engaged in cannabis related business in violation of U.S. federal or state laws unless such investments will be covered by an opinion of counsel.

5. On the signature page please note that the filing is being made pursuant to Rule 485(a) under the Securities Act of 1933.

Response: The signature page has been revised accordingly.

6. In her October 25, 2018 address at the ICI Securities Law Developments Conference, Dalia Blass (Director of Division of Investment Management) commented on the proper ordering of principal risks. The Staff notes that the principal risks should be ordered in order of importance rather than alphabetically.

Response: Pursuant to the Staff’s request, the principal risks have been reordered.

* * * * * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors may pay brokerage commissions on their purchases and sales of Shares, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	5.49%
Total Annual Fund Operating Expenses	6.14%
Expense Waiver/Reimbursement(1)	(5.39)%
Total Annual Fund Operating Expenses After Waiver/Reimbursement	0.75%

(1)	Pursuant to an agreement with the Fund, Amplify Investments LLC has agreed to reduce its management fee and effectively reimburse any acquired fund fees incurred by the Fund in an amount that limits the Fund’s “Total Annual Fund Operating Expenses” (excluding taxes, interest, all brokerage commissions, other normal charges incident to the purchase and sale of portfolio securities, distribution and service fees payable pursuant to a Rule 12b-1 plan, and other extraordinary expenses) to not more than 0.75% of the daily net assets of the Fund until March 1, 2021. In addition, pursuant to its expense limitation agreement with the Fund, the Adviser is entitled to recoup any fees that it waived and/or Fund expenses that it paid for a period of three years following such fee waivers and/or expense payments. The Fund may only make such repayment to the Adviser if, after the recoupment payment has been taken into account, it does not cause the Fund’s expense ratio to exceed either the expense cap in place at the time the expenses were waived or the Fund’s current expense cap.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS	5 YEARS	10 YEARS
$77	$1,342	$2,579	$5,550